


UNITED REEF
LIMITED


SEC MAIL
RECEIVED
PROCESSING
SEP 2 5 2006
WASH, D.C.
210
SECTION

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 63,660,287
Fully diluted: 75,030,145

Toronto, Ontario
September 18, 2006

PRESS RELEASE

UNITED REEF ENTERS INTO LETTER OF INTENT

United Reef Limited (URP-TSX-V, URPL-CNQ) is pleased to announce that it has entered into a Letter of Intent ("LOI") with General Gas Corporation ("General Gas"), a private Alberta company founded by Douglas Brown, P. Eng., Ron Hutzal, P. Eng. and Paul MacKay, P. Geol., P. Geoph. The LOI outlines an agreement reached by United Reef and General Gas regarding the formation of a new private company ("Newco") to be jointly owned by General Gas and United Reef for the purpose of acquiring, exploring and developing oil and gas properties in North America; and the commitment of each of United Reef and General Gas to make an initial seed capital contribution to Newco in the amount of $425,000 and $75,000, respectively. Upon completion of the seed capital financing United Reef will own 5% of Newco and General Gas will own 95% of Newco. The LOI provides the option to United Reef to earn up to an 85% interest in Newco by providing funding to implement the proposed business plan of Newco developed by General Gas.

General Gas' strategy is to identify low-risk shallow conventional gas projects in the maturing sedimentary basins of western North America. General Gas believes there are abundant opportunities of this nature, which will provide excellent growth potential for a new company. The principals of General Gas have initially restricted their research to southern Alberta and the state of Wyoming. This has led to the generation of three prospects in Alberta, identification of an area of interest in Wyoming and a business plan with a two-year timetable to be initiated by the acquisition of the identified prospects and the subsequent drilling and production of successful gas wells thereon.

The General Gas business plan contemplates a further capital funding requirement for Newco of $19,000,000 through the end of 2007, of which General Gas will make further contributions to Newco of $225,000 and United Reef will contribute $18,775,000 in staged amounts, to fully exercise United Reef's option to acquire an 85% interest in Newco.

Paul MacKay has served as the Vice President, Oil and Gas of United Reef since his appointment to that position in June 2005. He has also acted as an independent technical reviewer to United Reef on an oil and gas project located in the Central African Republic since July 2002 and is the author of a NI 51-101 report on that project released by United Reef in January 2005.

General Gas has advised United Reef that Douglas Brown will initially be providing only advisory services to Newco following its formation and will not be involved in the day-to-day activities of Newco. Messrs. MacKay and Hutzal intend to devote substantially all of their time to the activities and management of Newco.

The initial seed capital funding provided by United Reef and General Gas of $500,000 will be utilized to establish an office in Calgary for Newco, commence the land acquisition process in Alberta and finalize a plan for further land acquisition in Wyoming and Alberta.

Closing of the seed capital transaction is scheduled to take place on October 6, 2006, subject to the finalization and execution of a shareholders' agreement between United Reef and General Gas governing the ownership and management of Newco, and other customary matters in a transaction of this nature, including obtaining any requisite regulatory approvals.

The following provides some background information on the General Gas principals:

Paul A. MacKay, P.Geol., P.Geoph. has been Vice-President, Oil and Gas of United Reef since June 2005. Mr. MacKay has extensive experience in the oil and gas industry through his involvement with a number of companies during his 25-year career within the industry. He has wide-ranging experience as a geologist and geophysicist and gained managerial experience with companies such as Amoco Canada Petroleum Co. Ltd., Morrison Petroleums Ltd. and Northstar Energy. He has operated his own independent consulting practice since 1998 and currently acts as Technical Advisor for numerous companies within the Canadian and international petroleum industry. Mr. MacKay obtained his B.Sc. Honors in geology from Queen's University and a Ph.D. in structural geology from the University of Calgary. He holds the designation of P.Geol. and P.Geoph. as granted by the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta (APEGGA).

Ron Hutzal, P.Eng. has been Chairman and Vice-President of Operations for Noyes Engineering & Supervision Ltd since 1998. Noyes provides project management and engineering solutions for all aspects of well operations. He has over 34 years of experience in well drilling, completions and operations. His experience includes work as a logging engineer for Schlumberger of Canada, as a drilling engineer for Gulf Oil Canada Ltd. and as a drilling and completions manager for Numac Energy Inc. Mr. Hutzal obtained his B.Sc. in Mechanical Engineering from the University of Alberta in 1969. He has held the designation of P.Eng. granted by the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta (APEGGA) since 1972.

Doug Brown, P.Eng. has been Vice-President of Production and Engineering of Rally Energy Corp. since March 2005. Prior to that, Mr. Brown provided technical consulting services to Rally Energy in connection with production optimization and operations management. Rally has operations in Egypt, Pakistan, and Canada. Since 2003, Mr Brown has provided production and exploitation engineering services to oil and gas companies, with recent projects focused on heavy oil reservoir and production optimization in Eastern Alberta and new gas pool exploration and development. Mr. Brown has approximately 20 years of experience in senior management positions, including experience with Amoco Canada (14 years), as General Manager, Resource and Development for BP Canada (2 years) and as Vice-President for Flint Energy Services (2 years). Mr. Brown received his B.Sc. in electrical engineering from the University of Calgary in 1985. He holds the designation of P.Eng. granted by the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta (APEGGA).

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

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